Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JULY 29, 2009

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(millions of C$)	2009	2008
		(restated -
Assets		note 2)
Current
Cash and cash equivalents (note 15)	2,307	91
Accounts receivable	1,588	2,424
Inventories	120	181
Prepaid expenses	19	17
Assets of discontinued operations (note 2)	18	215
	4,052	2,928

Other assets (note 4)	220	234
Goodwill (note 3)	1,291	1,260
Property, plant and equipment	19,334	18,984
Assets of discontinued operations (note 2)	140	869
	20,985	21,347
Total assets	25,037	24,275

Liabilities
Current
Bank indebtedness	2	81
Accounts payable and accrued liabilities	1,880	1,876
Income and other taxes payable	441	468
Current portion of long-term debt (note 7)	186	-
Future income taxes	88	300
Liabilities of discontinued operations (note 2)	2	93
	2,599	2,818

Deferred credits	54	51
Asset retirement obligations (note 5)	2,128	1,998
Other long-term obligations (note 6)	313	173
Long-term debt (note 7)	4,143	3,961
Future income taxes	4,050	4,006
Liabilities of discontinued operations (note 2)	28	118
	10,716	10,307

Contingencies (note 14)

Shareholders' equity
Common shares, no par value (note 8)
Authorized: unlimited
Issued and outstanding:
2009 - 1,015 million (December 2008 - 1,015 million)	2,374	2,372
Contributed surplus	119	84
Retained earnings	9,369	8,966
Accumulated other comprehensive loss	(140)	(272)
	11,722	11,150
Total liabilities and shareholders' equity	25,037	24,275

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2009	2008	2009	2008
		(restated -		(restated -
		note 2)		note 2)
Revenue
Gross sales	1,798	3,707	3,637	6,063
Hedging loss	-	(14)	-	(24)
Gross sales, net of hedging	1,798	3,693	3,637	6,039
Less royalties	221	708	521	1,069
Net sales	1,577	2,985	3,116	4,970
Other	26	37	60	59
Total revenue	1,603	3,022	3,176	5,029

Expenses
Operating	504	536	1,025	968
Transportation	50	59	107	101
General and administrative	86	75	167	139
Depreciation, depletion and amortization	679	623	1,412	1,132
Dry hole	51	70	295	134
Exploration	58	115	126	170
Interest on long-term debt	45	37	90	81
Stock-based compensation (note 9)	117	270	150	260
Loss on held-for-trading financial instruments (note 10)	438	530	365	598
Other, net (note 11)	88	(6)	103	(22)
Total expenses	2,116	2,309	3,840	3,561
Income (loss) from continuing operations before taxes	(513)	713	(664)	1,468
Taxes
Current income tax	175	502	307	735
Future income tax (recovery)	(281)	(115)	(485)	(56)
Petroleum revenue tax	26	77	40	124
	(80)	464	(138)	803
Net income (loss) from continuing operations	(433)	249	(526)	665
Net income from discontinued operations (note 2)	496	177	1,044	227
Net income	63	426	518	892

Per common share (C$):
Net income (loss) from continuing operations	(0.43)	0.24	(0.52)	0.65
Diluted net income (loss) from continuing operations	(0.43)	0.24	(0.52)	0.64
Net income from discontinued operations	0.49	0.17	1.03	0.22
Diluted net income from discontinued operations	0.49	0.17	1.03	0.22
Net income	0.06	0.42	0.51	0.88
Diluted net income	0.06	0.41	0.51	0.86
Average number of common shares outstanding (millions)	1,015	1,019	1,015	1,019
Diluted number of common shares outstanding (millions)	1,015	1,043	1,015	1,040

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended June 30		Six months ended June 30
(millions of C$)	2009	2008	2009	2008

Net income	63	426	518	892

Foreign currency - translation of self-sustaining foreign operations1	809	48	630	(103)
Foreign currency - translation into reporting currency	(850)	(65)	(497)	303
Gains and losses on derivatives designated as cash flow hedges
Unrealized gains (losses) arising during the period2	-	(3)	(1)	(3)
Realized losses recognized in net income3	-	7	-	11
	-	4	(1)	8
Other comprehensive income (loss)	(41)	(13)	132	208
Comprehensive income	22	413	650	1,100
1. Includes net investment hedging loss of $76 million and $56 million for the three and six months ended June 30, 2009 respectively (2008 - loss of $9 million and gain of $18 million respectively)
2. Three and six months ended June 30, 2009 net of tax of $0.5 million and nil respectively (2008 - ($6) million and ($6) million respectively)
3. Three and six months ended June 30, 2009 net of tax of nil (2008 - ($8) million and ($12) million respectively)

See accompanying notes.

Talisman Energy Inc. Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended June 30		Six months ended June 30
(millions of C$)	2009	2008	2009	2008

Common shares
Balance at beginning of period	2,373	2,437	2,372	2,437
Issued on exercise of stock options (note 8)	1	2	2	2
Balance at end of period	2,374	2,439	2,374	2,439

Contributed Surplus
Balance at beginning of period	96	64	84	64
Stock-based compensation (note 9)	23	-	35	-
Balance at end of period	119	64	119	64

Retained earnings
Balance at beginning of period	9,421	6,117	8,966	5,651
Net income	63	426	518	892
Common share dividends	(115)	(102)	(115)	(102)
Balance at end of period	9,369	6,441	9,369	6,441

Accumulated other comprehensive income (loss)
Balance at beginning of period	(99)	32	(272)	(189)
Other comprehensive income (loss)	(41)	(13)	132	208
Balance at end of period	(140)	19	(140)	19

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
	June 30
(millions of C$)	2009	2008	2009	2008
		(restated -		(restated -
		see note 2)		see note 2)
Operating
Net income (loss) from continuing operations	(433)	249	(526)	665
Items not involving cash (note 13)	1,239	1,211	2,550	1,885
Exploration	58	115	126	170
	864	1,575	2,150	2,720
Changes in non-cash working capital	250	(153)	27	(73)
Cash provided by continuing operations	1,114	1,422	2,177	2,647
Cash provided by discontinued operations	36	116	59	203
Cash provided by operating activities	1,150	1,538	2,236	2,850

Investing
Capital expenditures
Exploration, development and other	(822)	(978)	(1,761)	(1,944)
Property acquisitions	(28)	(278)	(56)	(375)
Proceeds of resource property dispositions	27	-	60	-
Changes in non-cash working capital	(100)	136	(357)	234
Discontinued operations, net of capital expenditures	1,268	248	1,850	192
Cash provided by (used in) investing activities	345	(872)	(264)	(1,893)

Financing
Long-term debt repaid	(106)	(1,197)	(796)	(2,364)
Long-term debt issued	879	492	1,249	1,030
Common shares issued	(1)	-	-	-
Common share dividends	(115)	(102)	(115)	(102)
Deferred credits and other	3	5	7	14
Changes in non-cash working capital	1	(3)	2	(3)
Cash provided by (used in) financing activities	661	(805)	347	(1,425)
Effect of translation on foreign currency cash and cash equivalents	(10)	10	(24)	20
Net increase (decrease) in cash and cash equivalents	2,146	(129)	2,295	(448)
Cash and cash equivalents net of bank indebtedness, beginning of period	159	202	10	521
Cash and cash equivalents net of bank indebtedness, end of period	2,305	73	2,305	73

Cash and cash equivalents (note 15)	2,307	88	2,307	88
Bank indebtedness	2	15	2	15
Cash and cash equivalents net of bank indebtedness, end of period	2,305	73	2,305	73

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or “the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Financial Report as at and for the year ended December 31, 2008.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2008 Annual Consolidated Financial Statements.

The following changes in accounting standards have been announced or are effective in 2009:

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued section 3064 relating to the recognition, measurement and disclosure of goodwill and intangible assets.  These recommendations are effective for Talisman’s 2009 reporting and have had no impact on the Company’s Consolidated Financial Statements.

Financial Instruments Disclosure

In June 2009, the CICA revised section 3862 to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements.  The recommendations are effective for Talisman’s 2009 annual reporting.  However, since Talisman has previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its annual consolidated financial statements, this amendment will have no impact on Talisman’s 2009 reporting.

Consolidated Financial Statements

In January 2009, the CICA issued section 1601 which establishes standards for the preparation of consolidated financial statements.  These recommendations are effective January 1, 2011 with early adoption permitted.  The adoption of section 1601 is not expected to have a material impact on Talisman’s reporting.

Business Combinations

In January 2009, the CICA issued section 1582 which establishes principles for the measurement of assets, liabilities and contingencies acquired at fair value, as well as recognizing acquisition-related and reorganization costs separately from the business combination within the consolidated statement of income.  These recommendations are effective for business combinations occurring after January 1, 2011, although early adoption is permitted.

International Financial Reporting Standards (IFRS)

In 2008, the CICA confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting effective January 1, 2011.  At the present time, the impact of the adoption of IFRS on the Company’s Consolidated Financial Statements is not determinable.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

2.  Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

	Three months ended June 30
	North America		UK		Scandinavia		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	32	107	-	21	-	33	26	54	58	215
Royalties	6	23	-	-	-	2	4	5	10	30
Revenues, net of royalties	26	84	-	21	-	31	22	49	48	185
Expenses
Operating, marketing and general	5	11	-	5	-	-	6	4	11	20
Dry hole	-	-	-	-	-	-	-	-	-	-
Depreciation, depletion and amortization	-	13	-	2	-	6	2	8	2	29
Income from discontinued operations before income taxes	21	60	-	14	-	25	14	37	35	136
Taxes	5	16	-	6	-	6	11	22	16	50
Gain (loss) on disposition, net of tax	376	119	-	(10)	-	(18)	101	-	477	91
Net income (loss) from discontinued operations	392	163	-	(2)	-	1	104	15	496	177

	Six months ended June 30
	North America		UK		Scandinavia		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	77	194	-	43	-	46	44	85	121	368
Royalties	11	40	-	-	-	3	1	8	12	51
Revenues, net of royalties	66	154	-	43	-	43	43	77	109	317
Expenses
Operating, marketing and general	17	21	-	10	-	-	4	7	21	38
Dry hole	1	4	-	-	-	-	1	2	2	6
Depreciation, depletion and amortization	10	28	-	4	-	20	5	15	15	67
Income from discontinued operations before income taxes	38	101	-	29	-	23	33	53	71	206
Taxes	9	26	-	9	-	3	14	29	23	67
Gain (loss) on disposition, net of tax	433	119	471	15	(9)	(46)	101	-	996	88
Net income (loss) from discontinued operations	462	194	471	35	(9)	(26)	120	24	1,044	227

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

	As at June 30, 2009
	North America	UK	Scandinavia	Other	Total
Assets
Current assets	-	-	1	17	18
Property, plant and equipment, net	-	-	91	21	112
Future income taxes	-	-	-	3	3
Goodwill	-	-	21	4	25
Total assets	-	-	113	45	158
Liabilities
Current liabilities	-	-	1	1	2
Asset retirement obligations	-	-	1	1	2
Future income taxes	-	-	26	-	26
Total liabilities	-	-	28	2	30
Net assets of discontinued operations	-	-	85	43	128

	As at December 31, 2008
	North America	UK	Scandinavia	Other	Total1
Assets
Current assets	18	29	1	31	79
Property, plant and equipment, net	496	89	63	257	905
Goodwill	20	47	29	4	100
Total assets	534	165	93	292	1,084
Liabilities
Current liabilities	2	33	11	41	87
Asset retirement obligations	32	5	1	27	65
Future income taxes	-	10	25	24	59
Total liabilities	34	48	37	92	211
Net assets of discontinued operations	500	117	56	200	873
1
 $136 million of long-term assets and $6 million of long-term liabilities have been presented as current assets and liabilities, respectively, of discontinued operations in the Consolidated Balance Sheets, since they related to a transaction that closed prior to reporting the December 31, 2008 financial position.

North America

In the second quarter of 2009, Talisman completed the sale of oil and gas producing assets in Southeast Saskatchewan for proceeds of $710 million, resulting in a gain of $321 million, net of tax of $109 million.

In the second quarter of 2009, Talisman completed the sale of certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

In the first quarter of 2009, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration, resulting in a gain of $57 million, net of tax of $19 million.

In the second quarter of 2008, Talisman sold oil and gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

UK

In the first quarter of 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil.

In the second quarter of 2008, Talisman recorded an after-tax write-down of $10 million in respect of oil and gas properties that were sold in the fourth quarter of 2008.

In the first quarter of 2008, the Company recorded an after-tax closing adjustment of $25 million related to the sale of oil and gas properties in 2007.

Scandinavia

Talisman has entered into an agreement to sell a 10% share in the Yme field offshore development and three exploration licenses.  The Company recorded an after-tax write-down of $8 million in the fourth quarter of 2008 and an additional $9 million in the first quarter of 2009.  The sale is expected to be completed in the second half of 2009.

In the second quarter of 2008, Talisman completed the sale of its assets in Denmark for proceeds of $95 million, resulting in an after-tax writedown of these assets of $18 million.  A write-down of $28 million had previously been recorded in the first quarter of 2008.

Other

In the second quarter of 2009, Talisman completed the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $101 million, net of tax of nil.

Talisman is currently negotiating the sale of assets in Tunisia.  The operating results of these assets are included in the results of discontinued operations.

3.  Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Six months ended	Year ended
	June 30, 2009	December 31, 2008
Opening balance	1,260	1,302
Foreign currency translation effect	31	(42)
Closing balance 1	1,291	1,260
1	At June 30, 2009 $25 million (December 31, 2008 - $100 million; January 1, 2008 - $116 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

4.  Other Assets

	June 30, 2009	December 31, 2008
Accrued pension asset	32	32
Fair value of derivative contracts (note 10)	18	43
Investments	39	41
Future income tax assets	78	57
Note receivable	34	31
Other	19	30
	220	234

5.  Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s ARO associated with its property, plant and equipment are as follows:

	Six months ended	Year ended
	June 30, 2009	December 31, 2008
ARO liability, beginning of period	2,028	1,908
Liabilities incurred during period	-	92
Liabilities settled during period	(16)	(57)
Accretion expense	63	111
Revisions in estimated future cash flows	-	67
Foreign currency translation	83	(93)
ARO liability, end of period1, 2	2,158	2,028
1
Included in June 30, 2009 and December 31, 2008 liabilities are $30 million and $30 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $2,128 million and $1,998 million respectively.

2	At June 30, 2009, $2 million (December 31, 2008 - $65 million; January 1, 2008 - $116 million) has been reclassified to liabilities of discontinued operations.

6. Other Long-Term Obligations

	June 30, 2009	December 31, 2008
Accrued pension and other post-employment benefits liability	51	60
Fair value of derivative contracts (note 10)	135	69
Discounted obligations on capital leases1	111	31
Other	16	13
	313	173
1	Of the total discounted liability of $133 million (December 31, 2008 - $37 million), $22 million (December 31, 2008 - $6 million) is included in accounts payable and accrued liabilities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

7.  Long-Term Debt

	June 30, 2009	December 31, 2008
Bank credit facilities	-	576
Tangguh project financing	105	102
Debentures and notes (unsecured):
US$ denominated (US$2,810 million, 2008 - US$1,920 million)	3,267	2,350
C$ denominated	524	524
UK£ denominated (UK£250 million)	478	448
Gross debt	4,374	4,000
Prepaid financing costs	(45)	(39)
	4,329	3,961
Less: current portion	(186)	-
	4,143	3,961

In March 2009, Talisman completed a private placement of US$50 million 8.25% Series A Senior Notes due March 11, 2014 and US$150 million 8.50% Series B Senior Notes due March 11, 2016.  Interest on both notes is payable quarterly.

In June 2009, Talisman completed a US$700 million offering of 7.75% notes due June 1, 2019.  Interest on the notes is payable semi-annually.

8.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

	Six months ended		Year ended
Continuity of common shares	June 30, 2009		December 31, 2008
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,014,708,249	2,372	1,018,590,255	2,437
Issued on exercise of options	104,765	2	179,994	3
Purchased for PSU plan (note 9)	-	-	(4,062,000)	(68)
Balance, end of period	1,014,813,014	2,374	1,014,708,249	2,372

Subsequent to June 30, 2009, no stock options were exercised for shares.

In October 2008, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX).  Pursuant to the NCIB, the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12 month period commencing October 23, 2008 and ending October 22, 2009.  During the six months ended June 30, 2009, Talisman did not repurchase any common shares of the Company under the NCIB.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

9.  Stock-Based Compensation

Stock Option Plans

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

	Six months ended		Year ended
Continuity of stock options	June 30, 2009		December 31, 2008
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	Options	exercise price ($)
Outstanding, beginning of period	64,877,521	15.14	63,578,912	13.21
Granted	11,347,000	13.09	17,071,170	17.71
Exercised for common shares	(104,765)	3.32	(179,994)	9.00
Exercised for cash payment	(1,834,475)	7.99	(13,880,528)	9.08
Forfeited/Expired	(548,949)	17.67	(1,712,039)	19.11
Outstanding, end of period	73,736,332	15.00	64,877,521	15.14
Exercisable, end of period	35,774,615	12.85	30,135,489	10.80

Subsequent to June 30, 2009, 20,815 stock options were exercised for cash, none were exercised for shares, none were granted and 181,220 were cancelled, with 73,534,297 outstanding at July 24, 2009.

Cash Unit Plans

In addition to the Company’s stock option plans, various subsidiaries of the Company issue stock appreciation rights under cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

	Six months ended		Year ended
Continuity of cash units	June 30, 2009		December 31, 2008
	Number of	Weighted-average	Number of	Weighted-average
	Units	exercise price ($)	units	exercise price ($)
Outstanding, beginning of period	9,723,082	16.52	9,970,493	15.14
Granted	1,364,230	13.17	2,184,940	18.06
Exercised	-	-	(1,984,466)	10.85
Cancelled/Forfeited	(462,002)	11.73	(447,885)	19.43
Outstanding, end of period	10,625,310	16.28	9,723,082	16.52
Exercisable, end of period	5,090,148	14.68	3,495,861	11.40

Subsequent to June 30, 2009, 7,350 cash units were exercised, none were granted and 8,100 were cancelled with 10,609,860 outstanding at July 24, 2009.

Performance Share Unit (PSU) Plans

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted.  Half of the PSUs vest on January 31, 2010. The remaining half will vest on the same date, subject to pre-determined performance measures being achieved.

To satisfy the Company’s obligation to deliver stock to settle various PSUs, the Company established a trust that purchased 4,062,000 shares of common stock on the open market for $68 million. These shares will be held in trust until the PSUs vest.  The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

For accounting purposes, the cost of the purchase of common stock held in trust has been accounted for as a reduction in outstanding shares of common stock and the trust has been consolidated in accordance with Accounting Guideline 15 since it meets the definition of a variable interest entity, and the Company is the primary beneficiary of the trust.

For the three months ended June 30, 2009 the Company recorded stock-based compensation expense of $12 million (2008 - $nil) relating to its 2008 PSU plan, with a corresponding increase in contributed surplus.

For the six months ended June 30, 2009 the Company recorded stock-based compensation expense of $24 million (2008 - $nil) relating to its 2008 PSU plan, with a corresponding increase in contributed surplus.

In April 2009, the Company implemented a new long-term PSU plan that allows for the granting of PSUs to employees, pursuant to which 4,988,024 PSUs were granted. PSUs vest three years after the grant date to varying degrees (0-150%), subject to pre-determined performance measures being achieved, and represent the right, subject to performance, to receive one share of the Company.

For the three and six months ended June 30, 2009, the Company recorded stock-based compensation expense of $5 million (2008 - $nil) relating to its 2009 PSU plan, with a corresponding increase in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman also issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company’s shares at the time of surrender. Dividends are credited as additional DSUs when paid. At June 30, 2009, there were 341,434 (December 31, 2008 – 316,390) units outstanding and the mark-to-market liability was $6 million (December 31, 2008 – $4 million). Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid out three years after the grant date. At June 30, 2009, there were 340,434 (December 31, 2008 – 250,181) units outstanding (including dividend equivalent RSUs) and the mark-to-market liability was $2 million (December 31, 2008 – $0.5 million).

Stock-based compensation

For the three months ended June 30, 2009, the Company recorded stock-based compensation expense of $117 million (2008 - $270 million) relating to its stock option, cash unit, PSU and RSU plans.

For the six months ended June 30, 2009, the Company recorded stock-based compensation expense of $150 million (2008 - $260 million) relating to its stock option and cash unit, PSU and RSU plans.

Of the combined mark-to-market liability for stock option, cash unit, DSU and RSU plans of $198 million at June 30, 2009 (December 31, 2008 - $93 million), $194 million (December 31, 2008 – $93 million) is included in accounts payable and accrued liabilities and $4 million (December 31, 2008 – nil) is included in other long-term obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

10.  Financial Instruments and Risk Management

Talisman’s financial assets and liabilities at June 30, 2009 comprised cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair value of Financial Assets and Liabilities

The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair value of Talisman’s long-term debt at June 30 was $4,303 million, while the carrying value was $4,374 million.  The fair values of all other financial assets and liabilities approximate their carrying values.

Risk Management Position

Derivative instrument	Balance sheet caption	June 30, 2009	December 31, 2008
Assets
Interest rate swaps	Accounts receivable	13	12
Interest rate swaps	Other assets	16	43
Commodity contracts	Accounts receivable	346	1,186
Commodity contracts	Other assets	2	-
Risk management assets		377	1,241
Liabilities
Cross currency swaps	Accounts payable and accrued liabilities	(2)	(3)
Cross currency swaps	Other long-term obligations	(5)	(22)
Commodity contracts	Accounts payable and accrued liabilities	(258)	(27)
Commodity contracts	Other long-term obligations	(130)	(47)
Risk management liabilities		(395)	(99)

For the three months ended June 30, 2009, the Company recorded a loss on held-for-trading financial instruments of $438 million (2008 – $530 million).

For the six months ended June 30, 2009, the Company recorded a loss on held-for-trading financial instruments of $365 million (2008 – $598 million).

Currency Risk

In respect of financial instruments existing at June 30, 2009, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (Canadian dollar, British pound and Norwegian kroner), with all other variables assumed constant, would have resulted in an increase of $8 million in net income and an increase of $9 million in other comprehensive income for the three month period ended June 30, 2009.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

In respect of financial instruments existing at June 30, 2009, a 1% increase in interest rates would have resulted in a $11 million decrease in net income, principally related to the fair value of the interest rate swap, for the three month period ended June 30, 2009.  A similar decrease in interest rates would have had the opposite effect.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  Substantially all of the Company's trade accounts receivable at June 30, 2009 were current. Talisman had no customers with individually significant balances outstanding at June 30, 2009. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure decreased significantly during the second quarter of 2009 as a result of settlements and increased oil prices.  The Company diversifies its derivative counterparty exposure.

Liquidity Risk

The majority of the Company's debt matures subsequent to 2010, with approximately $174 million maturing in the second half of 2009 and $12 million in 2010.

At June 30, 2009, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012.  These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.  During 2009, the Company has diversified its maturities and enhanced liquidity through the private placement and notes offering described in note 7.

Commodity Price Risk

The Company had the following commodity price derivative contracts outstanding at June 30, 2009:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value
ICE index	Jul–Sep 2009	23,452	6.48	2
ICE index	Oct-Dec 2009	20,638	8.22	(1)
ICE index	Jan–Mar 2010	20,638	8.22	(4)
ICE index	Apr-Sep 2010	20,638	6.76	(7)
ICE index	Oct–Dec 2010	17,824	7.95	(5)
ICE index	Jan-Mar 2011	17,824	7.95	(8)
ICE index	Apr–Jun 2011	16,886	7.25	(5)
				(28)

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Jul-Dec 2009	35,000	97.71/139.00	208
WTI	Jul–Dec 2009	41,000	54.51/68.86	(90)
Dated Brent oil index	Jan–Dec 2010	28,000	52.57/80.14	(80)
WTI	Jan–Dec 2010	22,000	50.20/60.87	(160)
				(122)

			Floor/ceiling
Two-way collars	Term	mcf/d	C$/mcf	Fair value
AECO index	Jul-Oct 2009	9,482	6.33/6.76	3
AECO index	Jan-Jun 2010	94,820	5.82/7.17	7
AECO index	Jan-Dec 2010	47,410	5.78/7.39	4
				14

Put options	Term	mcf/d	C$/mcf	Fair value
AECO index	Jul-Dec 2009	222,827	6.33	96

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

In respect of outstanding financial instruments and assuming forward commodity prices in existence at June 30, 2009, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $18 million for the three month period ended June 30, 2009.  A similar decrease in commodity prices would result in an increase in net income of approximately $21 million for the three month period ended June 30, 2009.

The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at June 30, 2009:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Jul-Oct 2009	66,374 mcf/d	C$6.42/mcf
AECO natural gas collars	Jul-Oct 2009	104,302 mcf/d	C$6.34/6.99/mcf
AECO natural gas collars	Nov-Dec 2009	90,079 mcf/d	C$6.33/7.20/mcf
AECO natural gas swaps	Nov 2009-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Jan-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Jul 2009-Dec 2011	3,671 mcf/d	C$3.41/mcf

11. Other Expenses

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Foreign exchange (gains) losses	104	(1)	100	(19)
Other	(16)	(5)	3	(3)
	88	(6)	103	(22)

12. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Current service cost - defined benefit	4	6	8	10
Current service cost - defined contribution	5	3	8	6
Interest cost	4	4	9	7
Expected return on plan assets	(2)	(5)	(4)	(9)
Actuarial loss	1	4	1	5
Other	-	(1)	-	-
	12	11	22	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

13.  Selected Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Items not involving cash:
Depreciation, depletion and amortization	679	623	1,412	1,132
Dry hole	51	70	295	134
Net loss on asset disposals	22	41	30	17
Stock-based compensation expense	104	81	132	62
Future taxes and deferred petroleum revenue tax (recovery)	(258)	(45)	(465)	11
Mark-to-market change of held-for-trading financial instruments	629	461	1,140	529
Other	12	(20)	6	-
	1,239	1,211	2,550	1,885
Interest paid	32	22	83	76
Income taxes paid	14	257	383	413

14.  Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. A decision of the Second Circuit Court of Appeals is expected in 2009. Talisman believes the lawsuit is entirely without merit.

15.  Cash and cash equivalents

Of the cash and cash equivalents balance of $2.3 billion, arising largely from the disposition of assets described in note 2, $306 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less then three months.

									16. Segmented Information

	North America (1)					UK					Scandinavia					Southeast Asia (2)					Other (3)					Total
	Three months ended June 30		Six months ended June 30			Three months ended June 30		Six months ended June 30			Three months ended June 30		Six months ended June 30			Three months ended June 30		Six months ended June 30			Three months ended June 30		Six months ended June 30			Three months ended June 30		Six months ended June 30
(millions of Canadian $)	2009	2008	2009	2008		2009	2008	2009	2008		2009	2008	2009	2008		2009	2008	2009	2008		2009	2008	2009	2008		2009	2008	2009	2008
Revenue
Gross sales	485	1,176	1,025	2,020		592	985	1,121	1,782		212	443	454	647		430	774	819	1,285		79	329	218	329		1,798	3,707	3,637	6,063
Hedging	-	-	-	-		-	(14)	-	(24)		-	-	-	-		-	-	-	-		-	-	-	-		-	(14)	-	(24)
Royalties	55	208	140	362		2	1	2	5		-	-	-	-		132	320	277	523		32	179	102	179		221	708	521	1,069
Net sales	430	968	885	1,658	#	590	970	1,119	1,753	#	212	443	454	647	#	298	454	542	762	#	47	150	116	150	#	1,577	2,985	3,116	4,970
Other	21	30	47	46		4	5	11	10		1	-	2	1		-	-	-	-		-	2	-	2		26	37	60	59
Total revenue	451	998	932	1,704		594	975	1,130	1,763		213	443	456	648		298	454	542	762		47	152	116	152		1,603	3,022	3,176	5,029
Segmented expenses
Operating	154	158	305	282		216	227	427	443		62	80	137	137		64	56	131	90		8	15	25	16		504	536	1,025	968
Transportation	14	18	26	34		11	12	24	19		13	9	25	18		10	18	28	26		2	2	4	4		50	59	107	101
DD&A	283	269	554	523		218	167	453	310		87	110	190	174		82	63	192	111		9	14	23	14		679	623	1,412	1,132
Dry hole	-	46	128	66		(1)	5	30	26		35	18	62	42		-	1	51	-		17	-	24	-		51	70	295	134
Exploration	12	45	35	68		5	7	7	12		6	17	12	24		15	19	30	26		20	27	42	40		58	115	126	170
Other	(12)	(1)	(11)	(6)		(11)	(5)	(5)	-		5	(1)	5	(2)		2	1	-	2		-	(1)	12	(5)		(16)	(7)	1	(11)
Total segmented expenses	451	535	1,037	967		438	413	936	810		208	233	431	393		173	158	432	255		56	57	130	69		1,326	1,396	2,966	2,494
Segmented income (loss) before taxes	-	463	(105)	737		156	562	194	953		5	210	25	255		125	296	110	507		(9)	95	(14)	83		277	1,626	210	2,535
Non-segmented expenses
General and administrative																										86	75	167	139
Interest																										45	37	90	81
Stock-based compensation																										117	270	150	260
Currency translation																										104	1	102	(11)
(Gain)/Loss on held-for-trading financial instruments																										438	530	365	598
Total non-segmented expenses																										790	913	874	1,067
Income (loss) from continuing
operations before taxes																										(513)	713	(664)	1,468
Capital expenditures
Exploration	103	222	308	399		44	28	90	78		69	53	128	90		45	92	126	177		54	35	116	52		315	430	768	796
Development	105	65	210	285		160	186	291	310		133	160	248	301		90	106	286	192		11	(9)	11	1		499	508	1,046	1,089
Midstream	(5)	21	30	31		-	-	-	-		-	-	-	-		-	-	-	-		-	-	-	-		(5)	21	30	31
Exploration and development	203	308	548	715		204	214	381	388		202	213	376	391		135	198	412	369		65	26	127	53		809	959	1,844	1,916
Property acquisitions																										28	278	56	389
Proceeds on dispositions																										(27)	-	(60)	-
Other non-segmented																										13	19	23	28
Net capital expenditures (4)																										823	1,256	1,863	2,333
Property, plant and equipment			8,558	8,703				4,988	4,738				1,926	1,745				2,982	2,984				880	814				19,334	18,984
Goodwill			223	224				327	306				619	602				122	129				-	-				1,291	1,260
Other			2,826	840				414	253				174	153				334	304				97	127				3,845	1,677
Discontinued operations			-	534				-	165				113	93				-	-				45	292				158	1,084
Segmented assets			11,607	10,301				5,729	5,462				2,832	2,593				3,438	3,417				1,022	1,233				24,628	23,005
Non-segmented assets																												409	1,270
Total assets (5)																												25,037	24,275

						(1) North America					2009	2008	2009	2008							(2) Southeast Asia					2009	2008	2009	2008
						Canada					426	928	873	1,588							Indonesia					166	258	301	460
						US					25	70	59	116							Malaysia					86	130	147	226
						Total revenue					451	998	932	1,704							Vietnam					22	-	58	11
						Canada							7,777	7,903							Australia					24	66	36	65
						US							781	800							Total revenue					298	454	542	762
						Property, plant and equipment (5)							8,558	8,703							Indonesia							984	990
																					Malaysia							1,274	1,277
						4 Excluding corporate acquisitions.															Vietnam							471	470
						5 Current year represents balances as at June 30, prior year represents balances as at December 31.															Australia							253	247
																					Property, plant and equipment (5)							2,982	2,984

																					(3) Other					2009	2008	2009	2008
																					Algeria					53	152	125	142
																					Other					(6)	-	(9)	10
																					Total revenue					47	152	116	152
																					Algeria							221	249
																					Other							659	565
																					Property, plant and equipment (5)							880	814